UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                         Famous Dave's of America, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    307068106
                                 (CUSIP Number)

                               Mr. Joshua G. Welch
                               Vicuna Advisors LLC
                                 230 Park Avenue
                                    7th Floor
                               New York, NY 10169
                                 (212) 499-2938
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2006
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S.             IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                             ONLY) Vicuna Advisors LLC
                             TIN:  13-4006560
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH        ------------------------------------------------------------
     REPORTING      8       SHARED VOTING POWER
      PERSON
       WITH                 604,342 shares
                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            604,342 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          604,342 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          5.7 %
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vicuna Partners LLC
                           TIN:  13-4006612
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH       -------------------------------------------------------------
     REPORTING     8       SHARED VOTING POWER
      PERSON
       WITH                 604,342 shares
                   -------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER
                            Zero
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                            604,342 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          604,342 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          5.7 %
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Joshua G. Welch
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH       -------------------------------------------------------------
     REPORTING     8       SHARED VOTING POWER
      PERSON
       WITH                 604,342 shares
                   -------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER
                            Zero
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                            604,342 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          604,342 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          5.7 %
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock"), of Famous Dave's of America, Inc. (the "Issuer"). The Issuer's principal executive office is located at 12701 Whitewater Drive, Suite 200, Minnetonka, MN 55343. This Statement on Schedule 13D amends the Statement on Schedule 13G relating to the Common Stock filed by the Reporting Persons (as defined below) on August 12, 2005, as amended by Amendment No. 1 filed on February 14, 2006.


ITEM 2.    IDENTITY AND BACKGROUND.

     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), and Joshua G. Welch ("Welch").

     Partners is the general partner of, and Advisors is the investment adviser to, investment partnerships that own the Common Stock. Welch is the sole Managing Member of Partners and Advisors.

     The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or any other person constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder or that any Reporting Person is the beneficial owner of any securities owned by any other Reporting Person or any other person.

     The principal business of Partners is to act as general partner of investment partnerships organized to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business of Advisors is to provide portfolio management services to such partnerships and other domestic and foreign investment entities. The address of the principal business and principal office of each of the Reporting Persons is c/o Vicuna Advisors LLC, 230 Park Avenue, 7th Floor, New York, New York 10169.

     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Welch is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons (the "Shares") was working capital of investment partnerships for which Master acts as general partner and Advisors acts as investment adviser. The aggregate amount of such funds was $5,374,405.


ITEM 4.   PURPOSE OF TRANSACTION.

     The Shares were acquired in the ordinary course of business for investment purposes. The Reporting Persons' intention was to review their investment in the Issuer on a continuing basis and, depending upon price and availability of securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in the Issuer.

     On March 20, 2006, Joshua G. Welch, Managing Member of Advisors, wrote to Dean Riesen, Director and Chairman of the Nominating Committee of the Issuer's Board of Directors, proposing that a representative of Advisors be added as a member of the Board of Directors of the Issuer in the interest of representing the Reporting Persons' partners and all shareholders of the Issuer. The letter stated that the representative will bring to the Issuer's Board of Directors a body of knowledge informed by frequent, close contact with multi-unit restaurant operators, and, most importantly, an owner's perspective stemming from the Reporting Persons' shareholding in Famous Dave's.

     The Reporting Persons may take a number of actions in connection with their proposal of a representative of Advisors as a director. They may communicate and discuss their views with other shareholders of the Issuer and members of the management and Board of Directors of the Issuer. In the future, the Reporting Persons may decide to purchase additional shares of the Common Stock, or sell part or all of their current holdings of Common Stock. The Reporting Persons reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests.

     Except as set forth above, none of the Reporting Persons has any present plans or intentions which relate to or would result in: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any other material change in the Issuer's business or corporate structure; (viii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (xi) any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     As of the date hereof, investment partnerships for which Partners acts as general partner and Advisors acts as investment adviser are the beneficial owners 604,342 shares of Common Stock. By virtue of its status as general partner, Partners might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of its status as investment adviser, Advisors might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by such investment partnerships. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by such investment partnerships.

     As of the date hereof, such investment partnerships are the beneficial owners of 5.7% of the Common Stock. The percentage of the outstanding Common Stock reported in this Schedule 13D is calculated on the basis of 10,606,543 shares of Common Stock issued and outstanding on March 13, 2006, as reported in the Issuer's Form 10-K for the fiscal year ended January 1, 2006 filed on March 17, 2006.

     By virtue of its status as general partner of such investment partnerships, Partners might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of its status as investment adviser to such investment partnerships, Advisors might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships.

     No transactions were effected by the Reporting Persons in the Common Stock during the 60 days prior to the date of this Schedule 13D, except for the following transaction:

 Date              Purchase/Sale         No. of Shares         Price/Share         Market
 ----              -------------         -------------         -----------         ------
2/24/2006             Sale                  22,250               $13.53          NASDAQ NMS

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

          TO SECURITIES OF THE ISSUER.

          Not applicable.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.


          Exhibit A:      Agreement of Joint Filing, dated as of April 4,
                          2006, among Advisors, Partners and Welch.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 4, 2006


                            VICUNA ADVISORS LLC

                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC

                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                              /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                                                       EXHIBIT A
                                                                       ---------
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D dated April 4, 2006 relating to the Common Stock, $0.01 par value, of Famous Dave's of America, Inc. as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  April 4, 2006


                            VICUNA ADVISORS LLC

                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC

                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch